SMIC CEO David Wang Joins GSA Board

Shanghai  [2011-03-30]

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 0981.HK), China’s largest and most advanced semiconductor foundry, today announced that its President and CEO, David N.K. Wang, has been elected to a two-year term on the Board of Directors of the Global Semiconductor Alliance (GSA), a global semiconductor trade association committed to addressing the challenges and offering resolutions to inefficiencies within the semiconductor ecosystem. As the global voice for the industry, GSA provides leadership, direction and a neutral platform for meaningful global collaboration, articulating market opportunities while encouraging and supporting entrepreneurship.

“As the largest IC consumption market in the world, China presents our industry with tremendous growth opportunities,” said David N.K. Wang, SMIC’s President and CEO. “I am delighted to join my distinguished colleagues on GSA’s board to improve the links between China and our global industry.”

With five strategic locations and the most advanced fabs in mainland China, SMIC has become the core of China’s semiconductor ecosystem. Through proven legal compliance and government relations, SMIC also serves as a bridge between industry and governments, improving mutual understanding and the overall regulatory environment for the industry. SMIC’s resulting licensing status also enables it to serve its customers with the most advanced technology.

GSA President Jodi Shelton added, “GSA is thrilled to have someone of David Wang’s caliber on our board and expand its geographic reach to mainland China, a vital artery in our global ecosystem. We look forward to Dr. Wang and SMIC helping our members realize China’s unique opportunities.”

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 45/40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the press release, the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on June 29, 2010, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Contact Information:

Chinese Contact

Mr. Peter Lin

Tel: +86-21-3861-0000 x12349

Email: Peter—LHH@smics.com

English Contact

Mr. Ambrose Gano

Tel: +86-21-3861-0000 x16394

Email: Ambrose—Gano@smics.com